April 13, 2007

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2006

Forms 10-Q for the Fiscal Quarters Ended December 31, 2006

File No. 001-08529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated March 30, 2007 and provide responses below to the comments as requested.

Supplemental Financial Information, page 43

Comment 1:

With regard to “cash income from continuing operations,” please explain why the elimination of stock-based compensation and the amortization and deferred taxes related to intangible assets results in a useful measure.  Include the following in your discussion:

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the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

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the economic substance behind your decision to use such a measure;

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the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure.  In this regard, you have identified each item you eliminate, however, please clarify how elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;

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the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

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the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:      Beginning in the fiscal quarter ended September 30, 2006, the Supplemental Financial Information disclosure in our Form 10-Q, the last paragraph on page 31 and continuing on page 32 through the first full paragraph, was expanded, including the addition of the following explanation of the usefulness of our non-GAAP performance measure disclosure:

“Legg Mason considers cash income from continuing operations to be useful to investors because it is an important metric in estimating the potential value of a company.”

In our Form 10-K for the fiscal year ended March 31, 2007, this sentence will be further modified and replaced by the following:

“Legg Mason considers cash income from continuing operations to be useful to investors because it is an important metric in measuring the economic performance of a company, as an indicator of its value.”

Legg Mason uses cash income from continuing operations as a measure in estimating the value of its business and compares cash income from continuing operations over different periods as one way to estimate changes in the value of its business.  We believe providing the types of information management uses in assessing the value of its business is meaningful to investors in assessing the value of Legg Mason.

As for limitations associated with use of the non-GAAP measure, management believes net income from continuing operations calculated in accordance with GAAP is the ultimate measure of its operating performance for investors and therefore a non-GAAP measure that eliminates any amount included in this calculation has limited usefulness.  Management compensates for the limitations of using or presenting the non-GAAP cash income from continuing operations information by considering or presenting the comparable GAAP measure with greater prominence.  In addition, presentations of the non-GAAP measure include disclosure of how the non-GAAP measure is calculated and indicate that the non-GAAP measure is not a substitute for net income from continuing operations under GAAP.

Note 2 – Acquisitions, page 75

Comment 2:   We note your disclosures regarding your acquisition of Citigroup Inc.’s worldwide asset management business (“CAM”) and the acquisition of Permal Group Ltd. (“Permal”).  Please revise future filings to provide all disclosures required in paragraph 51 of SFAS 141.  For example, you should clearly disclose the components of the $3.96 billion purchase price, the total value assigned to the convertible preferred stock and the outstanding stock of the PC/CM subsidiaries and the basis for determining those values.

Response:

Please note that in the last sentence of the first paragraph of Note 2 – Acquisitions in our 2006 Form 10-K, we disclosed “In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer

Securities Issued in a Purchase Business Combination,” the common stock and convertible preferred stock issued in the CAM transaction were valued at the average closing price of Legg Mason common stock immediately before and following the announcement of the transaction on June 24, 2005 of $92.05.”  Our Form 10-K for the fiscal year ended March 31, 2007 will include the following additional disclosure:

“The CAM acquisition price initially aggregated $3.96 billion, including  $1.73 billion of Legg Mason stock (5.39 million shares of common stock and 13.35 million shares of common stock issuable upon conversion of convertible preferred stock, all at $92.05 per share); $1.65 billion for the PC/CM business; $512 million of cash; and related costs of $68 million.  In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the common stock and convertible stock issued in the transaction were valued based on the average closing price of Legg Mason common stock immediately before and following June 24, 2005, the date on which the terms of the transaction were agreed by both parties and announced.  The convertible preferred stock was valued on the same basis as the common stock because both classes have the same economic rights.   The value assigned to the PC/CM business was based on negotiations between the buyer (Citigroup) and seller (Legg Mason) using market metrics, such as revenue, book value and earnings multiples, and was developed in conjunction with independent third-party advisors.”

Our adherence to the requirements of paragraph 51 of SFAS No. 141 is outlined in the chart below:

SFAS No.141, paragraph 51;	2006 10-K Reference
	CAM	Permal
a) The name and a brief description of the acquired entity and the percentage of voting equity interests acquired	Note 2, p. 75-76	Note 2, p. 77

b) The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill	Note 2, p. 76	Note 2, p. 77-78

c) The period for which the results of operations of the acquired entity are included in the income statement of the combined entity	Note 1, p. 68 Note 2, p. 75	Note 1, p. 68 Note 2, p. 77

SFAS No.141, paragraph 51;	2006 10-K Reference
	CAM	Permal

d)     The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining that value

	Note 2, p. 75-76, as modified in our responses to Comment 2 and 4	Note 2, p. 77

e) A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date	Note 2, p. 76	Note 2, p. 78

f) Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur	Note 2, p. 75-76, as modified in response to Comment 4	Note 2, p. 77

g) The amount of purchased research and development assets acquired and written off in the period and the line item in the income statement in which the amounts written off are aggregated	Not applicable	Not applicable

h)     For any purchase price allocation that has not been finalized, that fact and the reasons therefor.  In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.

	Note 2, p. 77, as modified in response to Comment 4	Note 2, p. 77

We believe the existing disclosures cross-referenced above, combined with the proposed enhancements, satisfy the requirements of SFAS No. 141, paragraph 51.

Comment 3:   Please tell us the basis for determining the $1.65 billion value for the outstanding stock of the PC/CM subsidiaries.

Response:

As provided in response to Comment 2, “the value assigned to the PC/CM business was based on negotiations between the buyer (Citigroup) and seller (Legg Mason) using market metrics, such as revenue, book value and earnings multiples, and was developed in conjunction with independent third-party advisors.”

Comment 4:   In your Form 10-Q for the period ended December 31, 2006, you discuss costs for the mutual fund realignment and excess office space that have been reflected as additional goodwill from the acquired CAM business.  You disclose the evaluation of excess office space and the formulation of the plan to realign your mutual funds began following the acquisition of CAM.  The Form 10-K as of March 31, 2006, discusses a liability for reductions in workforce in connection with the purchase price allocation, but we do not note discussion of office space or legal, accounting and administrative costs associated with the termination of funds.  Please tell us and disclose in future filings how recognizing a liability for these additional costs meets the guidance in EITF 95-3.  Clarify whether you began these assessments after the consummation date and whether an estimate of these costs was recorded in the preliminary purchase price allocation.  Please provide appropriate disclosure regarding the contingent liability and its potential effects on the final allocation and on post-acquisition operating results.  Also disclose when you expect the allocation to be finalized.  Refer to SAB Topic 2.A.7.

Response:

The third full sentence on page 77 of our 2006 Form 10-K, disclosed “Legg Mason is continuing to assess additional costs for integrating and restructuring the acquired business, which would increase the restructuring liability.”  This language referred to costs for proxy solicitation, fund director terminations, legal and other professional fees associated with realignment of the funds, as well as office lease costs associated with business integration.  Each of our subsequent Form 10-Qs filed for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006, discussed activity in this liability accrual in Part 1 – Financial Information, Item 1- Financial Statements, “Note 3 – Acquisitions” and Item 2, Management’s Discussion and Analysis, “Restructuring Charges.”

As described below, our Form 10-K for the fiscal year ended March 31, 2007 will indicate how recognizing a liability for additional acquisition costs meets the guidance in EITF 95-3 and the potential impact on post-acquisition operating results.  These disclosures will be added to Note 2 - Acquisitions.

“In accordance with the terms of the acquisition of CAM, a post-closing purchase price adjustment of $86.2 million was paid to Citigroup in the September 2006 quarter based on the retention of certain acquired assets under management.  This payment was recorded as additional goodwill and therefore will only impact future earnings to the extent recorded goodwill becomes impaired.

Prior to consummation of the CAM transaction, senior management began to assess and formulate plans for restructuring the business of the combined entities, which included reductions in the acquired workforce, rationalization and realignment of the acquired mutual funds, and an evaluation of office lease obligations assumed in the transaction in several geographic regions.  Costs associated with reductions of the acquired work force were accrued at acquisition date, at which time specific plans and the communication of those plans were finalized.   Costs associated with mutual fund realignment and office space rationalization were accrued during fiscal 2007, as management finalized plans and amounts could be reasonably estimated.  As part of the fund realignment, certain domestic funds have been or are being merged with funds of similar strategy and certain funds have been or are being re-domiciled or liquidated, as approved by the Boards of Directors of the funds or fund shareholders.  The fund realignment costs were not associated with or incurred to generate revenues of the combined entity after the consummation date, were incremental to other costs incurred in the conduct of activities prior to the transaction date, and were incurred as a direct result of the plan to exit certain CAM activity.    The evaluation of excess office space in several geographic regions resulted from staff reductions and business integrations.  Excess office space costs include both amounts incurred under existing contractual obligations of CAM that continued after the restructuring plan was executed with no economic benefit and penalties incurred to cancel contractual obligations of the acquired business.

The costs for workforce reductions, mutual fund realignment and excess office space are associated with integration of the acquired CAM business and, for the reasons described above, such costs are reflected as additional goodwill and will only impact future earnings to the extent recorded goodwill becomes impaired.

A summary of all accrued restructuring costs follows:

	Acquired workforce reductions	Fund realignment	Facilities consolidation	Totals
Accrual at date of transaction	$ 27.5	$ -	$ -	$ 27.5
Additional accruals	-	-	-	-
Payments	(19.5)	-	-	(19.5)
Accrual at March 31, 2006	8.0	-	-	8.0
Additional accruals	1.2	42.4	14.3	57.9
Payments	(9.0)	(37.2)	(3.3)	(49.5)
Accrual at March 31, 2007	$ 0.2	$ 5.2	$ 11.0	$ 16.4

The purchase price allocation was completed during fiscal 2007, and Legg Mason expects substantially all of the remaining accrued costs to be paid through the first quarter of fiscal 2008.”

SAB Topic 2.A.7. addresses accounting and disclosure for loss contingencies of an acquired company assumed by the acquirer in a business acquisition.  There were no known loss contingencies assumed in either acquisition that will impact the purchase price allocations.  By enhancing our disclosures to state that the CAM purchase price allocation has been finalized, as indicated above, we believe we will satisfy the requirements of SAB Topic 2.A.7.

As in prior filings, similar disclosures, enhanced as noted above, will appear in Management’s Discussion and Analysis, as appropriate.

Note 3 – Discontinued Operations, page 78

Comment 5:   With regards to the sale of your PC/CM business, we note that you incurred costs of $78.7 million for the accelerated vesting of employee stock options which was based on the increase in fair value of the awards as of the vesting date from the original grant date.  Please tell us and disclose, in future filings, the terms of this modification, how you arrived at $78.7 million of additional costs and how using the increase in fair value of the awards as of the vesting date from the original grant date is appropriate.  Cite the authoritative guidance that supports your accounting.

Response:

Based on SFAS No. 123, paragraph 35, our Form 10-K for the fiscal year ended March 31, 2007 will add to the existing text of Note 3 - Discontinued Operations, in the first full paragraph beginning on page 79 of the Form 10-K for the fiscal year ended March 31, 2006:

 “As required by SFAS No. 123, a modification of the terms of an option award that makes it more valuable shall be treated as an exchange of the original award for a new award and the incremental value shall be measured by the difference between (a) the fair value of the modified option determined in accordance with the provisions of SFAS No. 123 and (b) the value of the old option immediately before its terms are modified, determined based on the shorter of  (1) its remaining expected life or (2) the expected life of the modified option.  There were 864 thousand unvested options as of the transaction date that were not exercisable under their original contractual provisions and therefore had no value.  The terms of these options were modified such that their vesting periods were shortened to the December 1, 2005 transaction date, with ninety days thereafter to exercise.  As modified, all options were expected to be exercised immediately, and therefore the fair value of these options had no time value component and was equal to the aggregate of the transaction date market price less the respective strike prices for each modified option.”

In connection with our response to your comment letter, we acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Robert Moy (410-454-3108) or me (410-454-2935).

Sincerely,

/s/Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc: Melissa Rocha, U.S. Securities and Exchange Commission, Division of Corporation Finance